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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
RESULT OF THE ISSUE OF THE FIRST AND SECOND TRANCHE OF SHORT-TERM FINANCING BILLS IN 2009

The Company and all Board members warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
PetroChina Company Limited (the “Company”) issued the first tranche (the “First Tranche Short-term Financing Bills”) and second tranche (the “Second Tranche Short-term Financing Bills”) of short-term financing bills in 2009 (the “Issue”) on 29 September 2009, and the full amount of the proceeds were received on 30 September 2009.
Details of the results of the issue of the First Tranche Short-term Financing Bills are set out below:

Name of short-term financing bills	First Tranche Short-term Financing Bills of PetroChina Company Limited in 2009	Abbreviation of short-term financing bills	09 PTR CP01 (09CP01)

Code of short-term financing bills	0981183	Term of short-term financing bills	330 days

Coupon	Payable upon repayment of principal	Tender date for issue	29 September 2009

Total size issued	RMB30 billion	Total size proposed to be issued	RMB30 billion

Issue price	RMB100 for nominal value of RMB100	Nominal interest rate	2.02%

Lead underwriters	Industrial and Commercial Bank of China Limited, Bank of Communications Co., Ltd.

Details of the results of the issue of the Second Tranche Short-term Financing Bills are set out below:

Name of short-term financing bills	Second Tranche Short-term Financing Bills of PetroChina Company Limited in 2009	Abbreviation of short-term financing bills	09 PTR CP02 (09CP02)

Code of short-term financing bills	0981184	Term of short-term financing bills	300 days

Coupon	Payable upon repayment of principal	Tender date for issue	29 September 2009

Total size issued	RMB30 billion	Total size proposed to be issued	RMB30 billion

Issue price	RMB100 for nominal value of RMB100	Nominal interest rate	1.99%

Lead underwriters	Agricultural Bank of China Limited, Bank of China Limited
Relevant documentation in relation to the issue of the First Tranche Short-term Financing Bills and the Second Tranche Short-term Financing Bills has been published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn) respectively.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board

10 October 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

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